EXHIBIT 99.1

Endeavour Silver Announces Filing of Base Shelf Prospectus

VANCOUVER, British Columbia, June 16, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces today that it has filed a short form base shelf prospectus (the “Prospectus”) to provide the Company with the flexibility to take advantage of debt, convertible debt, equity and other financing opportunities that may arise during the 25-month effective period of the Prospectus.

The Prospectus has been filed in each of the provinces of Canada, except Quebec, in reliance on the well-known seasoned issuer exemption, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) was also filed with the United States Securities and Exchange Commission (the “SEC”). These filings enable offerings of common shares, warrants, subscription receipts, debt and convertible debt securities or units at any time during the period the Prospectus is effective.

Copies of the Registration Statement and the Prospectus contained therein can be obtained by contacting Endeavour Silver at PO Box 10328, Suite 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5, Attention: Christine West, Chief Financial Officer. Copies of the Prospectus and the Registration Statement are also available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell any securities or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. If any securities are offered under the Prospectus or Registration Statement the terms of any such securities and the intended use of any net proceeds will be established at the time of any such offering and will be described in a Prospectus supplement filed with the applicable Canadian securities regulatory authorities and the SEC at the time of any such an offering and would be made available by Endeavour at the above address.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

For Further Information, Please Contact

Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to the anticipated offering of securities under the Company’s Prospectus and Registration Statement, the future effectiveness of the Company’s Prospectus and Registration Statement, and other statements. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company’s Registration Statement not becoming effective, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes. These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. Readers should not place undue reliance on any forward-looking statements. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.